HEALTHAXIS INC.
7301 North State Highway 161, Suite 300
Irving, TX 75039

June 30, 2006

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Registration Statement on Form S-3 Filed June 27, 2005 File No. 333-126146

Dear Ms. Jacobs:

     Set forth below are the responses of Healthaxis Inc. (the “Company”) to the Commission’s comment letter dated July 28, 2005. Please note that the responses set forth in this letter are in substitution for the Company's responses in its prior letter dated August 11, 2005 addressed to the Commission. Where appropriate, we have included references to Amendment No. 1 to the Registration Statement on Form S-3 (the "Registration Statement"), which we have concurrently filed with the Commission.

     For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

Form S-3

General

1.	We note that this registration statement covers 3,333,333 shares of common stock underlying a warrant issued to Tak Investments, Inc. We further note that this warrant allows Tak Investments to exercise the warrant for up to 2,222,222 shares, but allows Healthaxis the right to call the exercise of this warrant for up to 3,333,333 shares under certain conditions. Considering that Tak Investments has the right to appoint up to three designees to the board of Healthaxis and the board (including the Tak Investment designee(s)) must unanimously agree to call the exercise of the warrant, it appears that Tak Investment retains some amount of investment control regarding the compelled exercise of this warrant. Accordingly, please provide us with an analysis of why the shares underlying this warrant are eligible for registration at this time, given the apparent investment decision that remains in the hands of Tak Investments through its designees on your board.

While the Company continues to believe that the shares underlying this warrant and the other warrants issued to Tak Investments are eligible for registration for the reasons outlined in its prior letter to the Staff dated August 11, 2005, the Company has elected to withdraw such shares from the Registration Statement. The Company assumes that the withdrawal of these shares addresses the Staff's concerns.

2.	We also note that this registration statement includes 2,777,777 shares underlying the two additional warrants issued to Tak Investments, Inc. on May 13, 2005. It appears from exhibits 10.3 and 10.4 to the Form 8-K filed May 17, 2005, that the maximum number of shares that may be purchased upon the exercise of these warrants is, in part, contingent upon the number of shares purchased from the exercise of warrant 2005-01, which is described in the comment above. Since the number of shares Tak Investments is eligible to purchase under these warrants is contingent upon its investment decisions with respect to warrant 2005-01, it appears that the 1,666,665 shares underlying the contingent part of these warrants are not eligible for registration at this time because Tak Investments has a subsequent investment decision to make before the number of shares eligible for purchase upon the exercise of these warrants is determined. Please revise your registration statement accordingly or provide us with an analysis of why the 1,666,665 additional shares may be included in the registration statement.

As referenced in the Company's response to Comment #1 above, the Company has elected to withdraw the shares underlying the warrants issued to Tak Investments from the Registration Statement. The Company assumes that the withdrawal of these shares addresses the Staff's concerns.

3.	As a follow-up to the two comments above, please provide us with a detailed analysis as to whether your offer of warrants to Tak Investments was completed prior to the filing of this registration statement. In this regard, we note that all three warrants are exercisable for amounts of shares that have not yet been determined and are contingent on future investment decisions by Tak Investments.

As referenced in the Company's response to Comment #1 above, the Company has elected to withdraw the shares underlying the warrants issued to Tak Investments from the Registration Statement. The Company assumes that the withdrawal of these shares addresses the Staff's concerns.

Front Cover

4.	We note from your risk factor disclosure on page 8 that you currently have effective registration statements for the registration of the resale of a substantial number of shares of your common stock. Please include a brief description of all concurrent public offerings in the prospectus and expand your front cover page to disclose the existence of these concurrent offerings and to indicate the number of shares covered by the other registration statements.

We have added disclosure to the cover of the prospectus and to the risk factor on Page 8 providing the requested disclosure.

Selling Shareholders, page 11

5.	Please expand the filing to describe the material transactions and relationships between Healthaxis and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or warrants received by them. For example, while we note the disclosure you have provided in your prospectus summary, in this section you do not appear to provide a meaningful description of the terms of the warrants issued to Tak Investments or the warrants issued to Triple Tree, LLC. Additionally, your current disclosure provides no information regarding the value of the services provided in exchange for the warrants granted to TripleTree. Ensure that your next amendment is revised to provide all of the information noted above.

We have expanded both the disclosure provided under "Summary—Recent Developments" and under "Selling Shareholders" to fully describe the material transactions and relationships between Healthaxis and each of the selling shareholders.

6.	Please confirm that none of the selling shareholders is an affiliate of a broker-dealer.

We hereby confirm that neither Sharad Tak nor Tak Investments is an affiliate of a broker-dealer. We hereby confirm that each of Kevin Green, David Henderson and Scott Tudor are an affiliate of a broker-dealer. Please be advised that these latter individuals acquired the shares offered in the ordinary course of business, and at the time of the acquisition of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have added an introductory sentence and a footnote to the Selling Shareholder Table making this disclosure.

Plan of distribution, page 12

7.	You indicate that selling shareholders may create short positions in the offered securities in connection with the offering. In your response letter, please advise us that Healthaxis and the selling shareholders are aware of CF Tel. Interp. A.65.

The Company supplementally advises the Staff that Healthaxis and the selling shareholders are aware of CF Tel Interp. A.65.

8.	Tell us what steps you have implemented to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461 of Regulation C. In this regard, we note your disclosure that the anti-manipulation provisions of Regulation M may apply to the selling shareholders’ sales in the market. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

The Company supplementally informs the Staff that each selling shareholder has indicated an understanding of Regulation M and has provided a written undertaking to conduct the distribution in compliance with Regulation M.

We have revised the Registration Statement disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Item 16. Exhibits, page II-2

9.	All agreements memorializing the issuance transactions regarding shares being registered for the accounts of the selling shareholders should be filed as exhibits to the registration statement. For example, while we note that you have filed the Stock and Warrant Purchase Agreement and related warrants as exhibits to your Form 8-K filed May 17, 2005, such documents should be included on the exhibit index and specifically incorporated by reference from your prior filing. Additionally, ensure that all agreements governing your relationship with TripleTree are filed, as well. See Item 601(b)(1)(10)(ii) of Regulation S-K.

We note that as a general matter, Item 601 of Regulation S-K does not require Item 10 (material contracts) exhibits for a registration statement on Form S-3. However, because the contracts between the Company and the Investor are material to the Company and relate to the issuance transactions, we have added them as exhibits to the Registration Statement by incorporating them by reference to our prior filing.

You will note that we have added disclosure regarding the arrangements between the Company and TripleTree to the Registration Statement under "Summary—Recent Developments—Arrangements with TripleTree, LLC" and under "Selling Shareholders." However, the Company has never deemed its agreement with TripleTree, LLC to be material in either amount or significance. Because of the immateriality of this agreement, the Company does not believe that it is necessary or appropriate to file it as an exhibit to the Registration Statement.

We acknowledge that:

o	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of the foregoing responses. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 443-5241.

Sincerely,

/s/ J. Brent Webb

J. Brent Webb

cc: John B. McKnight, Esq.

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